Exhibit 21.1

Subsidiaries of CarGurus, Inc.

CarGurus Canada, Inc., a company incorporated under the laws of the Province of British Columbia

CarGurus Ireland Limited, an Irish Private Company Limited by Shares

CarGurus Securities Corp., a Massachusetts corporation

CarGurus UK Limited, a U.K. Private Limited Company

CarOffer, LLC, a Delaware limited liability company